UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 3)

                   Under the Securities Exchange Act of 1934

                        PRG-SCHULTZ INTERNATIONAL, INC.
                  ------------------------------------------
                              (Name of Issuer)

                                 COMMON STOCK
                      -------------------------------------
                         (Title of Class of Securities)

                                  69357C107
                                  ---------
                               (CUSIP Number)

                               Murray A. Indick
                           BLUM Capital Partners, L.P.
                        909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                               (415) 434-1111
                               --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                            February 21, 2002
                            -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 48


CUSIP NO. 69357C107              SCHEDULE 13D                     Page 2 of 48

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        8,956,842**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   8,956,842**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  8,956,842**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                13.0**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 69357C107              SCHEDULE 13D                     Page 3 of 48

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        8,956,842**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   8,956,842**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  8,956,842**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                13.0**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 69357C107              SCHEDULE 13D                     Page 4 of 48

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                        BLUM STRATEGIC GP, L.L.C.
                                                    (formerly RCBA GP, L.L.C.)

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303831
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        8,956,842**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   8,956,842**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  8,956,842**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                13.0**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 69357C107              SCHEDULE 13D                     Page 5 of 48

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                 BLUM STRATEGIC PARTNERS II, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3395151
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        8,956,842**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   8,956,842**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  8,956,842**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                13.0**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 69357C107              SCHEDULE 13D                     Page 6 of 48

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP II, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3395150
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        8,956,842**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   8,956,842**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  8,956,842**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                13.0**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5


 CUSIP NO. 69357C107              SCHEDULE 13D                    Page 7 of 48

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        8,956,842**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   8,956,842**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  8,956,842**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                13.0**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 69357C107              SCHEDULE 13D                     Page 8 of 48


Item 1.  Security and Issuer
----------------------------

This Amendment No. 3 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on December 5, 2001 by Blum Capital Partners, L.P., a California limited partnership, ("BLUM L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP, L.L.C. (formerly RCBA GP, L.L.C.), a Delaware limited liability company ("Blum GP"); Blum Strategic GP II, L.L.C., a Delaware limited liability company ("Blum GP II"); Blum Strategic Partners II, L.P., a Delaware limited partnership ("Blum Strategic II"); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. and a managing member of Blum GP and Blum GP II (collectively, the "Reporting Persons"). This amendment to the Schedule 13D relates to the purchase of shares of Common Stock of PRG-Schultz International, Inc. (formerly Profit Recovery Group International, Inc.), a Georgia corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 2300 Windy Ridge Parkway, Suite 100 North, Atlanta, Georgia 30339-8426. The following amendments to Items 2, 4, 5 and 6 of the Schedule 13D are hereby made arising out of the purchase of Common Stock by Blum Strategic II, L.P. in the transaction described in Item 4 below. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the
Schedule 13D.

Item 2.  Identity and Background
--------------------------------

Item 2 of the Schedule 13D is hereby amended to include the following additional information:

In February 2002, RCBA GP, L.L.C. and RCBA Strategic Partners, L.P. changed their names to Blum Strategic GP, L.L.C. and Blum Strategic Partners, L.P. ("Blum Strategic"), respectively. Blum GP is a Delaware limited liability company whose principal business is acting as general partner for Blum Strategic.


Item 4.  Purpose of Transaction
--------------------------------

In connection with a Stock Purchase Agreement ("the SPA", attached hereto as Exhibit B, and incorporated by reference herein) dated February 21, 2002, between certain Sellers and Blum Strategic II, Blum Strategic II acquired 1,106,682 shares of the Common Stock of the Issuer at a price of $9.3683 per share, or an aggregate price of $10,367,729.

In connection with the purchase, Blum Strategic II also entered into a Registration Rights Agreement ("RRA", attached hereto as Exhibit C, and incorporated by reference herein) dated February 21, 2002, with the Issuer. The RRA grants certain registration rights to Blum Strategic II as set forth therein.



CUSIP NO. 69357C107              SCHEDULE 13D                     Page 9 of 48


Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a),(b) According to information furnished to the Reporting Persons by the Issuer, there were 63,575,920 shares of Common Stock issued and outstanding as of January 31, 2002. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report direct holdings as follows:

(i) BLUM L.P. and RCBA Inc. report holdings of 1,540,700 of the Common Stock on behalf of the limited partnerships for which BLUM L.P. serves as the general partner and BLUM L.P.'s investment advisory clients, which represents 2.4% of the outstanding shares of the Common Stock; (ii) Blum GP reports holdings of 117,700 shares of the Common Stock on behalf of the limited partnership for which it serves as the general partner, which represents 0.2% of the outstanding shares of the Common Stock; (iii) Blum GP II reports holdings of 1,964,082 shares of the Common Stock on behalf of the limited partnership for which it serves as the general partner, which represents 3.1% of the outstanding shares of the Common Stock; and (iv) Mr. Blum reports the aggregate of these shares for a total of 3,622,482 shares of the Common Stock, which represents 5.7% of the outstanding shares of the Common Stock.

In addition, because BLUM L.P. has voting and investment power with respect to 166,400 shares that are legally owned by The Common Fund for the accounts of its Value Opportunity Fund and Multi-Strategy Equity Fund (collectively, "The Common Fund"), those shares are reported as beneficially owned by BLUM L.P. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 15 Old Danbury Road, Wilton, Connecticut 06897-0812. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

Voting and investment power concerning the above shares are held solely by BLUM L.P., Blum GP and Blum GP II. The Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 3,788,882 shares of the Common Stock, which is 6.0% of the outstanding Common Stock. As the sole general partner of BLUM L.P., RCBA Inc. is deemed the beneficial owner of the securities over which BLUM L.P. has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Additionally, Mr. Blum may be deemed to be the beneficial owner of the securities over which Blum GP and Blum GP II have voting and investment power.

In addition to the foregoing, in the event that the Reporting Persons converted the Convertible Notes into Common Stock (see the Schedule 13D Amendment Number 2, filed by the Reporting Persons on December 5, 2001, the Reporting Persons would be deemed to have beneficial ownership of an aggregate of 8,956,842 shares, and the Issuer would be deemed to have 68,743,880 shares issued and outstanding. The Reporting Persons would thus be deemed to have beneficial ownership of 13.0% of the Common Stock, as follows:



CUSIP NO. 69357C107              SCHEDULE 13D                    Page 10 of 48


       (i) BLUM L.P. and RCBA Inc. would be deemed to have beneficial ownership of 4,770,675 shares, which represents 6.9% on an as converted basis;

      (ii) Blum GP II would be deemed to have beneficial ownership of 3,902,067 shares, which represents 5.7% on an as converted basis;

     (iii) Blum GP would be deemed to have beneficial ownership of 117,700 shares, which represents 0.2% on an as converted basis; and

     (iv) Mr. Blum might be deemed to have beneficial ownership of 8,790,442 shares, which represents 13.83% on an as converted basis.

Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc., or any of the managing members and members of Blum GP and Blum GP II, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., Blum GP or Blum GP II, except to the extent of any pecuniary interest therein.

(c) The Reporting Persons have engaged in no transaction involving shares of Common Stock in the last 60 days other than the transaction described in Item 4 above.

(d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
------------------------------------------------------------------------

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2 of the Schedule 13D, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except (i) as previously disclosed, (ii) as noted above, BLUM L.P. has voting and investment power of the shares held by it for the benefit of The Common Fund, or (iii) Blum Strategic entered into a Stock Purchase Agreement and Registration Rights Agreement both dated as of February 21, 2002, and attached hereto as Exhibits B and C, respectively.

(d) and (e)  Not applicable.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------
Exhibit A  Joint Filing Undertaking
Exhibit B  Stock Purchase Agreement
Exhibit C  Registration Rights Agreement



CUSIP NO. 69357C107             SCHEDULE 13D                    Page 11 of 48

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 1, 2002

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner, General Counsel              Partner, General Counsel
      and Secretary                         and Secretary



 BLUM STRATEGIC GP, L.L.C.             RICHARD C. BLUM
 (Formerly RCBA GP, L.L.C.)


 By  /s/ Murray A. Indick               /s/ Murray A. Indick
     -------------------------------  ---------------------------------------
     Murray A. Indick, Member         By  Murray A. Indick, Attorney-in-Fact





BLUM STRATEGIC GP II, L.L.C.               BLUM STRATEGIC PARTNERS II, L.P.
                                           By:  Blum Strategic GP II, L.L.C.,
                                                  Its General Partner


 By  /s/ Murray A. Indick                 By  /s/ Murray A. Indick
    ----------------------------             ----------------------------
     Murray A. Indick, Member                 Murray A. Indick, Member




CUSIP NO. 69357C107              SCHEDULE 13D                    Page 12 of 48

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  March 1, 2002

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner, General Counsel              Partner, General Counsel
     and Secretary                          and Secretary



BLUM STRATEGIC GP, L.L.C.             RICHARD C. BLUM
(Formerly RCBA GP, L.L.C.)



 By  /s/ Murray A. Indick             /s/ Murray A. Indick
     -------------------------------  ---------------------------------------
     Murray A. Indick, Member         By  Murray A. Indick, Attorney-in-Fact



BLUM STRATEGIC GP II, L.L.C.          BLUM STRATEGIC PARTNERS II, L.P.
                                       By:  Blum Strategic GP II, L.L.C.,
                                             Its General Partner


 By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    ----------------------------          -----------------------------
     Murray A. Indick, Member              Murray A. Indick, Member




CUSIP NO. 69357C107              SCHEDULE 13D                    Page 13 of 48

                            Exhibit B
                           STOCK PURCHASE AGREEMENT

  THIS STOCK PURCHASE AGREEMENT ("Agreement"), dated as of
February 21, 2002, is made between Blum Strategic Partners II, L.P., a Delaware limited partnership ("Blum"), and each of the entities or Individuals listed in Exhibit A hereto (each a "Seller," and collectively the "Sellers").

  WHEREAS, the Sellers are the direct beneficial owners of 1,106,682 shares of common stock (the "Common Stock") of PRG-Schultz
International, Inc. ("PRG").

  WHEREAS, Blum desires to purchase, and the Sellers desire to sell, 1,106,682 shares of Common Stock owned by the Sellers
(such shares of Common Stock, the "Shares"), upon the terms set forth herein, at a price of $9.3683 per share.

  WHEREAS, certain capitalized terms used herein are defined in
Section 5.1 hereof.

  NOW, THEREFORE, in consideration of the premises and agreements hereinafter set forth, intending to be legally bound, the parties hereby agree as follows:

                              ARTICLE I

                   PURCHASE AND SALE OF THE SHARES;

              ASSIGNMENT OF REGISTRATION RIGHTS; THE CLOSING

     1.1   Purchase and Sale of Shares.

  Upon the terms set forth herein, at the Closing (as defined in Section 1.3) the Sellers shall sell, assign, transfer and deliver to Blum and Blum shall accept and purchase from the Sellers the Shares, free and clear of all Encumbrances, for $9.3683 per Share, or an aggregate of $10,367,728.96, in immediately available funds.

     1.2   Assignment of Registration Rights.

   Pursuant to Section 7.2 of the Registration Rights Agreement (the "Registration Rights Agreement") entered into as of January 24, 2002, by and among Profit Recovery Group International, Inc., a Georgia corporation, Howard Schultz & Associates International, Inc., a Texas corporation, and the persons listed on Exhibit A to the Registration Rights Agreement, the Sellers hereby assign to Blum their rights and interests in the Registration Rights Agreement with respect to the Shares.

     1.3   Closing.

  Upon the terms contained in this Agreement, the closing of the purchase and sale of the Shares (the "Closing") shall take place at the offices of Blum Capital Partners, L.P., 909 Montgomery Street, Suite 400, San Francisco, California 94133, at 11:00 A.M., San Francisco Time, on the date hereof or at such other time and place as the Sellers and Blum shall mutually agree upon. The date on which the Closing takes place is referred to as the "Closing Date".


CUSIP NO. 69357C107              SCHEDULE 13D                    Page 14 of 48


1.4   Deliveries by the Sellers.

  At the Closing, the Sellers are delivering to Blum the following:

  (a) stock certificates representing the Shares, accompanied by stock powers duly endorsed in blank or accompanied by duly executed instruments of transfer, with all necessary transfer tax and other revenue stamps affixed thereto;

  (b)  a receipt for the payments provided for by Section 1.1 hereof; and

  (c) an opinion of Sellers' counsel in the form of Exhibit B hereto that the sale of Shares to Blum hereunder is made in compliance with the Securities Act or an available exemption therefrom.

1.5   Deliveries by Blum.

  At the Closing, Blum is delivering to the Sellers by wire transfer to the accounts of the Sellers previously provided in writing to Blum the payment provided for in Section 1.1 hereof.

                               ARTICLE II

                REPRESENTATIONS AND WARRANTIES OF THE SELLERS

     The Sellers represent and warrant to Blum as follows:

2.1   Authorization; Binding Obligation.

  This Agreement has been duly and validly executed and delivered by the Sellers and, assuming due authorization, execution and delivery by Blum, constitutes a legal, valid and binding obligation of the Sellers, enforceable against them in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other federal or state laws of general applicability relating to or affecting creditors' or secured parties' rights and remedies generally and general principles of equity, whether considered in an action at law or in equity. The Sellers have the legal capacity and all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder. Such execution, delivery and consummation has been duly and validly authorized by all necessary action on the part of the Sellers, and no other corporate or other proceedings on the part of the Sellers are necessary to authorize such execution, delivery and consummation.

2.2   Title to the Shares.

  Immediately prior to the Closing, the Sellers were the record and beneficial owner of, and had good and marketable title to, the Shares free and clear of all Encumbrances. The Shares owned by the Sellers are validly issued, duly authorized and free of any preemptive rights;
there are no voting trusts or other agreements or understandings to which the Sellers are a party with respect to the voting of the Shares. The Shares are not subject to any restrictions on transferability other than those imposed by the Securities Act and applicable state securities laws. There are no options, warrants, calls, commitments or rights of any character to purchase or otherwise acquire Shares from the Sellers pursuant to which the Sellers may be obligated to sell, transfer


CUSIP NO. 69357C107              SCHEDULE 13D                    Page 15 of 48

or otherwise dispose of any of the Shares. At the Closing, Blum is acquiring good and marketable title to the Shares, free and clear of all Encumbrances.

2.3   Consents and Approvals; No Violation.

  None of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, or compliance with any of the provisions hereof, will (i) require any consent, waiver, approval, authorization or permit of, or filing with or notification to, or any other action by, any Governmental Authority by the Sellers, (ii) violate the certificate of incorporation or bylaws of the Sellers, or any Law of any Governmental Authority which may be applicable to the Sellers, or by which any of the Sellers' activities, properties or assets (including, without limitation, the Shares) may be bound or affected or (iii) violate, breach, or conflict with, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or any obligation to pay or result in the imposition of any Encumbrance upon any of the property of the Sellers (including, without limitation, the Shares)) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, Encumbrance, contract, agreement, Permit, Order, or other instrument or obligation to which the Sellers are a party or by which any of the Sellers' activities, properties or assets (including, without limitation, the Shares) may be bound or affected.

2.4   Brokers and Finders.

  No agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement.

2.5   Termination of Certain Agreements.

  Each contract or agreement between the Sellers and PRG or any other party which is binding upon the Sellers with respect to the Shares has been terminated so far as it relates to the Shares and is not and will not be binding upon Blum or the Shares after the Closing. PRG has approved of the assignment by the Sellers to Blum of the Sellers' rights under the Registration Rights Agreement so far as they relate to the Shares. There are no other contracts, agreements or understandings, written or oral, between the Sellers and PRG or any other party with respect to the Shares.

                                ARTICLE III

                   REPRESENTATIONS AND WARRANTIES OF BLUM

     Blum represents and warrants to the Sellers as follows:

3.1   Authorization; Binding Obligation.

  Blum has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery of this Agreement by Blum and the consummation of the transactions contemplated hereby by Blum have been duly and validly authorized by Blum and no other proceedings on the part of Blum are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has


CUSIP NO. 69357C107              SCHEDULE 13D                    Page 16 of 48


been validly executed and delivered by Blum and, assuming due authorization, execution and delivery by the Sellers, constitutes the legal, valid and binding obligation of Blum, enforceable against Blum in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other federal or state laws of general applicability relating to or affecting creditors' or secured parties' rights and remedies generally and general principles of equity, whether considered in an action at law or in equity.

3.2   Consents and Approvals; No Violation.

  None of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, or compliance with any of the provisions hereof, will (i) require any consent, waiver, approval, authorization or permit of, or filing with or notification to, or any other action by, any Governmental Authority by Blum, (ii) violate the limited partnership agreement of Blum, or any Law of any Governmental Authority which may be applicable to Blum, or by which any of Blum's businesses, properties or assets may be bound or affected or (iii) violate, breach, or conflict with, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or any obligation to pay or result in the imposition of any Encumbrance upon any of the property of Blum) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, Encumbrance, contract, agreement, Permit, Order, or other instrument or obligation to which Blum is a party or by which any of Blum's businesses, properties or assets may be bound or affected.

3.3   Securities Act.

  Blum is acquiring the Shares solely for its own account for investment purposes and not with a view to, or for sale in connection with, any distribution or other disposition thereof, except as otherwise provided under the Registration Rights Agreement. Blum acknowledges that as of the Closing Date the Shares have not been registered under the Securities Act and are "restricted securities" under the Securities Act.

3.4   Brokers and Finders.

  No agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement.

3.5   Investment Experience and Accreditation.

  Blum hereby represents that it is an "accredited investor," as defined in Rule 501(a) of Regulation D under the Securities Act, and is experienced in evaluating the transactions contemplated hereby. Blum has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its prospective investment in the Shares and has the ability to bear the economic risks of its prospective investment and can afford the complete loss of such investment.

3.6   Disclosure of Information.

  Blum has received a copy of an Offering Memorandum dated November 30, 2001, PRG's definitive proxy statement dated December 19, 2001, PRG's


CUSIP NO. 69357C107              SCHEDULE 13D                    Page 17 of 48


Reports on Form 8-K filed with the Securities and Exchange Commission on January 2, 2002 and January 17, 2002, respectively, PRG's press release dated January 24, 2002 announcing the closing of the Schultz acquisition and PRG's disclosure letter dated January 24, 2002 (collectively, the "Offering Documents") and has acknowledged that it has had access to such financial and other information, and has been afforded the opportunity to ask questions of PRG and receive answers thereto, as it deemed necessary in connection with its decision to purchase the Shares.

3.7   Restrictions.

  Blum agrees that if it should resell or otherwise transfer the Shares it will do so only:

  (a)  to PRG or any affiliate thereof,

  (b) to an accredited investor that, prior to the transfer, furnishes to PRG a signed letter containing representations and agreements relating to the restrictions on transfer of the Shares reasonably acceptable to PRG and, if PRG requests, an opinion of counsel reasonably acceptable to PRG to the effect that the transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act;

  (c) pursuant to another available exemption from registration provided under the Securities Act, if available, provided that the representations and agreements and opinion described in (ii) above are delivered, if requested by PRG, or

  (d) pursuant to a registration statement which has been declared effective under the Securities Act and which continues to be effective at the time of such transfer.

  Blum agrees that it will give each person to whom it transfers such Shares notice of any restrictions on transfer of such Shares, if then applicable. Blum acknowledges that PRG will rely upon the truth and accuracy of the foregoing acknowledgements, representations, warranties and agreements and agrees that if any of the acknowledgements, representations, warranties and agreements deemed to have been made by it by its purchase of the Shares are no longer accurate, it shall promptly notify PRG. Blum acknowledges that none of PRG, Sellers or any person representing PRG or Sellers has made any representation to it with respect to PRG or the offering or sale of any Shares, other than the information contained in the Offering Documents, which Offering Documents have been delivered to it and upon which it is making its investment decision with respect to the Shares.

3.8   Restrictive Legend.

  Blum acknowledges that each certificate representing a Share will bear a legend substantially to the following effect, unless such Shares have been transferred pursuant to Rule 144 under the Securities Act or pursuant to a registration statement that has been declared effective under the Securities Act:


CUSIP NO. 69357C107              SCHEDULE 13D                    Page 18 of 48

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY OTHER JURISDICTION, IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION
REQUIREMENTS OF SUCH LAWS. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD OR OTHERWISE TRANSFERRED, NOR
WILL AN ASSIGNEE OR ENDORSEE HEREOF BE RECOGNIZED AS AN
OWNER OF THE SHARES BY THE ISSUER, UNLESS: (I) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND OTHER APPLICABLE SECURITIES LAWS WITH RESPECT TO THE
SHARES AND THE TRANSFER SHALL THEN BE IN EFFECT, OR (II) IN THE OPINION OF COUNSEL SATISFACTORY TO THE ISSUER, THE SHARES
ARE TRANSFERRED IN A TRANSACTION WHICH IS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF SUCH LAWS."


                                 ARTICLE IV

                               MISCELLANEOUS

4.1   Survival of Representation and Warranties.

  All representations, warranties and covenants made by any party contained in this Agreement, or any certificate delivered pursuant hereto or made in writing to, by or on behalf of Blum or the Sellers, as the case may be, in connection with the transactions contemplated by this Agreement shall survive the Closing.

4.2   GOVERNING LAW.

  THIS AGREEMENT SHALL BE CONSTRUED AND ENFORCED IN
ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE
GOVERNED BY, THE LAWS OF THE STATE OF DELAWARE, WITHOUT
REGARD TO PRINCIPLES OF CONFLICT OF LAWS.

4.3   Notices.

  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, telecopied (with confirmation of receipt), delivered by nationally-recognized overnight express service or sent by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses:

                            (a)    If to Blum to:

                                   Blum Strategic Partners II, L.P.
                                   909 Montgomery Street, Suite 400
                                   San Francisco, CA 94133
                                   Telephone:  (415) 434-1111
                                   Telecopy:  (415) 434-3130
                                   Attention:  Murray A. Indick




CUSIP NO. 69357C107              SCHEDULE 13D                    Page 19 of 48


                            (b)    If to the Sellers to:

                                   Malouf, Lynch, Jackson & Swinson
                                   600 Preston Commons East
                                   8115 Preston Road
                                   Dallas, TX 75225

                                   Telephone:  (214) 273-0566 (direct dial)
                                   Telecopy:   (214) 273-0567 (direct fax)
                                   Attention:  Curtis R. Swinson, Esq.

or to such other address as the person to whom notice is to be given may have previously furnished to the other in writing in the manner set forth above, provided that notice of a change of address shall be deemed given only upon receipt.

4.4   Expenses.

  Each party hereto shall be solely responsible for all expenses incurred by it or on its behalf in connection with the preparation and execution of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, the fees and expenses of its counsel, accountants, brokers, finders, financial advisors and other representatives.

4.5   Specific Performance.

  Without limiting the rights of each party hereto to pursue all other legal and equitable rights available to such party for the other parties' failure to perform their obligations under this Agreement, the parties hereto acknowledge and agree that the remedy at law for any failure to perform their obligations hereunder would be inadequate and that each of them, respectively, shall be entitled to specific performance, injunctive relief or other equitable remedies in the event of any such failure.

4.6   Descriptive Headings; Interpretation.

  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References in this Agreement to Sections mean Sections of this Agreement, unless otherwise indicated. The term "person" shall mean and include an individual, a partnership, a joint venture, a corporation, a trust, a governmental entity or an unincorporated organization. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

4.7   Counterparts.

  This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.



CUSIP NO. 69357C107              SCHEDULE 13D                    Page 20 of 48


4.8   Severability.

  In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the parties shall negotiate in good faith with a view to the substitution therefor of a suitable and equitable solution in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid provision, provided, however, that the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

4.9   Entire Agreement; Third-Party Beneficiaries.

  This Agreement (a) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) except for PRG, is not intended to confer upon any person other than the parties hereto and their permitted assigns any rights or remedies hereunder.

4.10   Assignment.

  No party hereto may assign its rights or obligations under this Agreement, provided that Blum may assign its rights to purchase Shares hereunder to any one or more of its affiliates, and may assign and transfer any Shares so purchased to any one or more of such affiliates.

4.11   Further Assurances.

  The Sellers and Blum each agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to implement the transactions contemplated by this Agreement.

                                ARTICLE V

                               DEFINITIONS

5.1   Definitions.

  For purposes of this Agreement, the following terms shall have the meanings set forth below (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

"Blum" shall have the meaning set forth in the preamble.

"Closing" shall have the meaning set forth in Section 1.3 hereof.

"Closing Date" shall have the meaning set forth in Section 1.3 hereof.

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Common Stock " shall have the meaning set forth in the preamble.



CUSIP NO. 69357C107              SCHEDULE 13D                    Page 21 of 48


"Encumbrance" shall mean any lien, encumbrance, proxy, voting trust arrangement, pledge, security interest, collateral security agreement, financing statement (and similar notices) filed with any Governmental Authority, claim (including any claim as defined in the Code), charge, equities, mortgage, pledge, objection, title defect, option, restrictive covenant or restriction on transfer of any nature whatsoever, and the interest of the lessor in any property subject to a capital lease, except for restrictions or transferability imposed by the Securities Act.

"Governmental Authority" shall mean any government or political subdivision thereof, whether federal, state, local or foreign, or any agency, department, commission, board, bureau, court, tribunal, body, administrative or regulatory authority or instrumentality of any such government or political subdivision.

"Law" shall mean any law (including common law), rule, regulation, restriction (including zoning), code, statute, ordinance, order, writ, injunction, judgment, decree or other requirement of a Governmental Authority.

"Order" shall mean any order, judgment, injunction, award, decree, writ, rule or similar action of any Governmental Authority.

"Permit" shall mean any franchise, license, certificate, approval, identification number, registration, permit, authorization, order or approval of, and any required registration with, any Governmental Authority.

"Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Shares" shall have the meaning set forth in the preamble.

[Remainder of Page Intentionally Left Blank]




CUSIP NO. 69357C107              SCHEDULE 13D                    Page 22 of 48


  IN WITNESS WHEREOF, the parties hereto have executed this Agreement, on the day and year first above written.


                                      BLUM STRATEGIC PARTNERS II, L.P.

                              By:     Blum Strategic GP II, L.L.C.



                                     By:___/s/ N. Colin Lind__________
                                        Name:  N. Colin Lind
                                        Title:  Managing Member





CUSIP NO. 69357C107              SCHEDULE 13D                    Page 23 of 48


                                      HHS CHARITABLE LEAD TRUST



                                     By: ___/s/ Harold B. Berman______
                                         Name:  Harold B. Berman
                                         Title:  Trustee





CUSIP NO. 69357C107              SCHEDULE 13D                    Page 24 of 48


                                       LVS CHARITABLE LEAD TRUST



                                    By: ___/s/ Harold B. Berman___
                                        Name:  Harold B. Berman
                                        Title:  Trustee





CUSIP NO. 69357C107              SCHEDULE 13D                    Page 25 of 48


                               DANIEL ALAN SCHULTZ HHS (2001) GST TRUST



                                    By: ___/s/ Harold B. Berman___
                                        Name:  Harold B. Berman
                                        Title:  Trustee





CUSIP NO. 69357C107              SCHEDULE 13D                    Page 26 of 48


                              DANIEL ALAN SCHULTZ LVS (2001) GST TRUST



                                    By: ___/s/ Harold B. Berman___
                                        Name:  Harold B. Berman
                                        Title:  Trustee



CUSIP NO. 69357C107              SCHEDULE 13D                    Page 27 of 48


                              JAYNIE SCHULTZ ROMANER HHS (2001) GST TRUST



                                    By: ___/s/ Harold B. Berman___
                                        Name:  Harold B. Berman
                                        Title:  Trustee





CUSIP NO. 69357C107              SCHEDULE 13D                    Page 28 of 48


                                JAYNIE SCHULTZ ROMANER LVS (2001) GST TRUST



                                    By: ___/s/ Harold B. Berman___
                                        Name:  Harold B. Berman
                                        Title:  Trustee





CUSIP NO. 69357C107              SCHEDULE 13D                    Page 29 of 48


                                   THE ANDREW H. SCHULTZ IRREVOCABLE TRUST




                                    By: /s/ Andrew Schultz_______
                                         Name:  Andrew Schultz
                                         Title:  Trustee




CUSIP NO. 69357C107              SCHEDULE 13D                    Page 30 of 48


                                          ANDREW H. SCHULTZ




                                    By: /s/ Andrew Schultz_______
                                         Name:  Andrew Schultz
                                         Title:






CUSIP NO. 69357C107              SCHEDULE 13D                    Page 31 of 48


                                       EXHIBIT A



NAME                                           NUMBER OF SHARES

HHS Charitable Lead Trust                              55,334
LVS Charitable Lead Trust                              55,334
Daniel Alan Schultz HHS (2001) GST Trust              110,668
Daniel Alan Schultz LVS (2001) GST Trust              110,668
Jaynie Schultz Romaner HHS (2001) GST Trust           110,668
Jaynie Schultz Romaner LVS (2001) GST Trust           110,668
Andrew Schultz                                        498,008
The Andrew H. Schultz Irrevocable Trust                55,334

TOTAL                                               1,106,682





CUSIP NO. 69357C107              SCHEDULE 13D                    Page 32 of 48


EXHIBIT B

February 21, 2002



Murray A. Indick
Blum Capital Partners, L.P.
909 Montgomery Street, Suite 400
San Francisco, CA 94133

  Re:  Sale of 1,106,682 Shares of the Common Stock of
        The Profit Recovery Group International, Inc. by the Sellers to Blum Strategic Partners II, L.P.

Dear Mr. Indick:

  We have been requested by you to express our opinion as to whether such shareholders have sold the above-referenced shares in compliance with the Securities Act of 1933, as amended.

  In this regard, we have reviewed a Stock Purchase Agreement executed by Blum Strategic Partners II, L.P., dated February 21, 2002. In rendering this opinion, we have assumed that the foregoing document is accurate and complete in all material respects, and we have further assumed the genuineness of all signatures, the authenticity of all documents of those submitted to us as originals, the conformity to original documents of those submitted as photostatic copies, and the authenticity of such latter documents.

  On the basis of the foregoing, we are of the opinion that the above-referenced shares may be transferred in compliance with the Securities Act of 1933, as amended, and the regulations promulgated thereunder.


Sincerely,

/s/ Curtis R. Swinson

Curtis R. Swinson



CUSIP NO. 69357C107              SCHEDULE 13D                    Page 33 of 48


                                   EXHIBIT C


                            REGISTRATION RIGHTS AGREEMENT


  THIS REGISTRATION RIGHTS AGREEMENT (this "Agreement") is made as of the 21st day of February, 2002, by and between PRG-Schultz International, Inc., a Georgia corporation ("PRGX"), and Blum Strategic Partners II, L.P., a Delaware limited partnership ("Holder," and with any permitted transferees thereof, "Holders").

                                    RECITALS:

  WHEREAS, Holder, Howard Schultz, Andrew Schultz and certain affiliates thereof ("Sellers") have entered into a Stock Purchase Agreement dated February 21st, 2002 (the "Stock Purchase Agreement") pursuant to which Holder has purchased 1,106,682 shares of PRGX common stock Sellers;

  WHEREAS, in order to facilitate the sale to Holder, PRGX has agreed to grant Holder the rights contained herein.

  NOW, THEREFORE, in consideration of the mutual promises, covenants, representations and warranties contained herein and of the mutual benefits to be derived herefrom, and intending to be legally bound, the parties hereto agree as follows:


                                   ARTICLE I

                               DEMAND REGISTRATION

  (a) If PRGX shall receive, at any time prior to the second anniversary of the date of this agreement, a written request from the Holder(s) of Registrable Securities (as hereinafter defined) that PRGX file a registration statement pursuant to the Securities Act of 1933, as amended (the "Securities Act") on Form S-3 or a successor form thereto covering the registration of at least $5 million in value of the Registrable Securities (a "Demand Registration"), then PRGX shall use its reasonable best efforts to effect as soon as practicable the registration under the Securities Act on Form S-3 of all Registrable Securities which such Holder(s) have requested to be registered.
If PRGX is not eligible to use Form S-3 to register the Registrable Securities at the time such request is made, PRGX shall register the Registrable Securities on Form S-1 or other available form or a successor form thereto. Within ten (10) business days after receipt of any such request, PRGX shall give written notice of such requested registration to all other Holders of Registrable Securities, if any, in accordance with Section 9.1 hereof, and shall use its reasonable best efforts to include in such registration all Registrable Securities with respect to which PRGX has received written requests for inclusion therein within 20 days after the mailing of PRGX's notice; provided, however, that PRGX shall be required to file no more than one (1) registration statement pursuant to the provisions of this Article I, regardless of whether or not any Holder chooses not to include securities in any such registration statement. The term "Registrable Securities" means (i) the 1,106,682 shares of PRGX common stock acquired by the Holder pursuant to the Stock Purchase Agreement, (ii) any other securities of PRGX issued as (or issuable


CUSIP NO. 69357C107              SCHEDULE 13D                    Page 34 of 48

upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for, or in replacement of, the Registrable Securities or resulting from a subdivision of the outstanding shares of Registrable Securities into a greater number of shares (by reclassification, stock split or otherwise); provided, however, that the foregoing definition shall exclude in all cases any Registrable Securities sold by a person in a transaction in which his or her rights under this Agreement are not assigned in conformity with the provisions of Article VI hereof. Notwithstanding the foregoing, any particular shares of PRGX common stock or other securities shall be treated as Registrable Securities only if and so long as they have not been (A) sold to or through a broker or dealer or underwriter in a public distribution or a public securities transaction, or (B) sold in a transaction exempt from the registration and prospectus delivery requirements of the Securities
Act under Section 4(1) thereof so that all transfer restrictions, and restrictive legends with respect thereto, if any, are removed upon the consummation of such sale. The term "Registrable Securities" shall not include securities which are eligible for immediate sale under Rule 144 or Rule 145 under the Securities Act. The foregoing notwithstanding, PRGX shall not be obligated to cause a registration to become effective prior to one hundred twenty (120) days following the effective date of a PRGX-initiated registration (other than a registration effected solely to qualify an employee benefit plan, to effect a business combination pursuant to Rule 145 or to satisfy contractual rights of other security holders, to the extent such registration is not underwritten) or such longer period not to exceed one hundred eighty (180) days as any underwriter thereof shall require, provided that PRGX shall use its best efforts to achieve such effectiveness promptly following the end of such period;

  (b) If the Holder(s) initially requesting the Demand Registration intend to distribute the Registrable Securities covered by their request by means of an underwriting, the request pursuant to
Article I(a) shall so state and the underwriter will be selected by PRGX, subject to the approval of a majority in interest of the Holders including Registrable Securities in the requested registration, such approval not to be unreasonably withheld or delayed. In such event, the right of any Holder to include his Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting. Notwithstanding any other provision of this Article I, if the underwriter advises the Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the number of shares of Registrable Securities that may be included in the offering shall be allocated among all Holders thereof in proportion
(as nearly as practicable) to the amount of Registrable Securities of PRGX originally requested to be included by each Holder in the underwriting; provided, however, that the number of shares of Registrable Securities to be included in such offering shall not be reduced unless all other securities, if any, are first entirely excluded from the offering; and provided further, that, if a Holder


CUSIP NO. 69357C107              SCHEDULE 13D                    Page 35 of 48

has to reduce the amount of Registrable Securities to be included in the offering, the Holders of Registrable Securities initially requesting such Demand Registration shall be entitled to withdraw such request and, if such request is withdrawn and the Holders pay all Registration Expenses (as hereinafter defined) in connection with such registration, such Demand Registration shall not count as the one permitted Demand Registration hereunder.

  (c) Notwithstanding the foregoing, if PRGX shall furnish to Holders requesting a registration statement pursuant to this Article I, in accordance with Section 9.1 hereof, a certificate signed by the General Counsel, Chief Financial Officer or Chief Executive Officer of PRGX stating that, in his good faith judgment, it would require the disclosure of material, nonpublic information and would be seriously detrimental to PRGX and its stockholders for such registration statement to be filed or to be amended or supplemented in accordance with Article III(f) and it is therefore essential to defer the filing of such registration statement or amendment or supplement, PRGX shall have the right to defer such filing for a period of not more than 60 days after receipt of the request of the initiating Holders in the case of an initial filing, or not more than 60 days after the date of delivery of such certificate in the case of an amendment or supplement; provided, however, that if a Demand Registration is delayed hereunder, the Holders of Registrable Securities initially requesting such Demand Registration shall be entitled to withdraw such request and, if such request is withdrawn, such Demand Registration shall not count as one of the permitted Demand Registrations hereunder and PRGX shall pay Registration Expenses in connection with such registration to the extent set forth in Article IV.


                                    ARTICLE II

                              PIGGYBACK REGISTRATION

  If PRGX receives a request to file a registration statement by the former security holders of Howard Schultz & Associates International,
Inc. pursuant to that certain registration rights agreement date
January 24, 2002, PRGX give each Holder written notice of such registration. Upon the written request of each Holder given within ten (10) days after mailing of such notice by PRGX in accordance with
Section 9, PRGX shall, subject to the provisions below regarding underwritten registrations, cause to be registered under the Securities Act all of the Registrable Securities that each such Holder has requested to be registered. In connection with any offering involving an underwriting of shares of PRGX's capital stock, PRGX shall not be required under this Article II to include any of the Holders' securities in such underwriting unless they accept the terms of the underwriting as agreed upon between PRGX and the underwriters selected by it, and then only in such quantity as the underwriters determine in their sole discretion will not jeopardize the success of the offering by the selling stockholders exercising demand rights. If the total amount of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the amount of securities to be sold that the underwriters determine in their sole discretion is compatible with the success of the offering, then PRGX shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters determine in their sole discretion will


CUSIP NO. 69357C107              SCHEDULE 13D                    Page 36 of 48

not jeopardize the success of the offering of the securities so included. Securities shall be excluded from the offering in the order set forth below:

  First, the number of shares requested to be registered for the account of persons, if any, whose rights to have their shares included in such registration are subordinate to the rights granted pursuant to this Agreement shall be reduced as required;

  Second, the number of shares eligible to be registered for the account of the Holders of registration rights granted pursuant to this Agreement, the number of shares eligible to be registered by the former Howard Schultz & Associates International, Inc. shareholders as required by the rights agreement dated January 24, 2002 (the "Schultz Agreement"), and the number of shares eligible to be registered by persons, if any, holding registration rights on a parity with those granted by this Agreement or the Schultz Agreement, shall be reduced, pro rata as required;

  Last, the number of shares requested for the account of persons, if any, holding registration rights having priority over the rights granted by this Agreement, or the Schultz Agreement, shall be reduced as required.


                                  ARTICLE III

                            REGISTRATION PROCEDURES

  Whenever the Holders of Registrable Securities have requested that any Registrable Securities be registered pursuant to this Agreement, PRGX will use its reasonable best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof, and pursuant thereto PRGX will as expeditiously as practicable:

  (a) Prepare and file with the Securities and Exchange Commission ("SEC") a registration statement, with respect to such Registrable Securities on Form S-3 or a successor form if PRGX is eligible to use such form, or on such substitute form reasonably chosen by PRGX if it is not so eligible, and use its reasonable best efforts to cause such registration statement to become effective as soon as practicable after filing; provided, however, that PRGX shall have no obligation to include securities in a registration statement pursuant to Article II if that registration statement is withdrawn in accordance with the registration rights agreement between PRGX and the former Howard Schultz & Associates International, Inc. shareholders dated January 24, 2002; and

  (b) Notify each Holder of the effectiveness of each registration statement filed hereunder and prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of not less than ninety (90) consecutive days, or such shorter period which will terminate upon the earlier to occur of that date when all Registrable Securities covered by such registration statement have been sold
(but not before the expiration of the applicable prospectus delivery period), and comply with the provisions of the Securities



CUSIP NO. 69357C107              SCHEDULE 13D                    Page 37 of 48


Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement; and

  (c) Furnish, without charge, to each seller of Registrable Securities and each underwriter, if any, in accordance with Section 9.1 hereof, such number of copies of such registration statement (including all exhibits), each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus) in conformity with the requirements of the Securities Act and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller; and

  (d) Use its best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions within the United States as the sellers or any managing underwriter shall request, to keep such registration or qualification in effect for so long as the registration statement is in effect and do any and all other acts and things which may be reasonably necessary or advisable to enable such sellers to consummate the disposition in such jurisdictions of the Registrable Securities owned by such sellers (provided that PRGX will not be required to qualify generally to do business or file any general consent to service of process in any jurisdiction where it would not otherwise be required to qualify or file but for this subparagraph); and

  (e) Use its best efforts to obtain all other approvals, covenants, exemptions or authorizations from such governmental agencies or authorities as may be necessary to enable the sellers of such Registrable Securities to consummate the disposition of such Registrable Securities; and

  (f) Notify each seller of such Registrable Securities promptly at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and subject to Article I(c) hereof, prepare and file as soon as practicable with the SEC and promptly notify each Holder of Registrable Securities of the filing of, a supplement to such prospectus or an amendment to the registration statement so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made and in the case of an amendment to the registration statement, use reasonable best efforts to cause it to become effective as soon as possible; and

  (g) Promptly notify each Holder selling Registrable Securities covered by such registration statement and each managing underwriter, if any: (i) when the registration statement, any pre-effective amendment, the prospectus or any prospectus supplement related


CUSIP NO. 69357C107              SCHEDULE 13D                Page 38 of 48


thereto or post-effective amendment to the registration statement has been filed and, with respect to the registration statement or any post-effective amendment, when the same has become effective;
(ii) of any request by the SEC or any state securities authority for amendments or supplements to the registration statement or the prospectus related thereto or for additional information; and
(iii) of the receipt by PRGX of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the securities or blue sky laws of any jurisdiction or the initiation of any proceeding for such purpose; and

  (h) Upon receipt of such confidentiality agreements as PRGX may reasonably request, make reasonably available for inspection by any seller of such Registrable Securities covered by such registration statement, by any underwriter, if any, participating in any disposition to be effected pursuant to such registration statement and by any attorney, accountant or other agent retained by any such seller or any such underwriter, all pertinent financial and other records, pertinent corporate documents and properties of PRGX, and supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement in order to permit them to exercise their due diligence responsibility; and

  (i) Promptly prior to the filing of any document which is to be incorporated by reference into the registration statement or the prospectus (after the initial filing of such registration statement) and which contains information regarding the selling Holders, provide copies of such document to counsel for the selling Holders of Registrable Securities and to each managing underwriter, and make such changes in such document concerning the selling Holders prior to the filing thereof as counsel for such selling Holders or underwriters may reasonably request; and

  (j) Furnish to each Holder participating in the offering and the managing underwriter, without charge, at least one signed copy of the registration statement and any post-effective amendments thereto (which may be a photocopy or conformed copy of such signed document), excluding all documents incorporated therein by reference and all exhibits; and

  (k) Cooperate with the selling Holders of Registrable Securities and the managing underwriter, if any, to facilitate the timely preparation and delivery of certificates not bearing any restrictive legends representing the Registrable Securities to be sold, and cause such Registrable Securities to be issued in such denominations and registered in such names in accordance with the underwriting agreement prior to any sale of Registrable Securities to the underwriters or, if not an underwritten offering, in accordance with the written instructions of the selling holders of Registrable Securities at least three business days prior to any sale of Registrable Securities; and

  (l) In the event of the issuance of any stop order suspending the effectiveness of a registration statement, or the initiation of any proceeding for such purpose, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any common stock included in such registration statement for sale in any jurisdiction, PRGX will promptly notify each seller of such order, and


CUSIP NO. 69357C107              SCHEDULE 13D                    Page 39 of 48


subject to Article I(c) hereof, will use its reasonable best efforts to promptly obtain the withdrawal of such order; and

  (m) If the offering is to be underwritten, enter into any necessary agreements in connection therewith (including an underwriting agreement containing customary representations, warranties and agreements); and

  (n) Cause all such Registrable Securities registered pursuant hereto to be listed on each securities exchange or other quotation service on which similar securities issued by PRGX are then listed; and

  (o)  Provide a transfer agent and registrar for all Registrable
Securities registered pursuant hereto and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration.


                                     ARTICLE IV

                                REGISTRATION EXPENSES

  As used herein, "Registration Expenses" shall mean all expenses
(other than underwriting discounts and commissions) incurred in connection with all registrations, filings or qualifications pursuant hereto, whether or not such registration becomes effective or remains effective for the applicable period contemplated hereby, including (without limitation) all registration, filing and qualification fees, printers' and accounting fees and fees and disbursements of counsel for PRGX. All Registration Expenses shall be borne by Holders; provided, however, that (i) in the case of a registration pursuant to
Article II, Holders shall pay only the registration fees and underwriting discounts and commissions relating to the Registrable Securities included in such registration and their own fees and expenses and the fees and expenses of their counsel; (ii) in the case of a Demand Registration that is withdrawn pursuant to Article I(c), Holders shall pay all fees and expenses of counsel for Holders and any other out of pocket expenses incurred by Holders, and PRGX shall pay all other Registration Expenses; (iii) in the case of a Demand Registration in which other security holders participate due to piggyback rights contained in other registration rights agreements, such other security holders shall pay the registration fees and underwriting discounts and commissions relating to their Registrable Securities included in such registration and their own fees and expenses and the fees and expenses of their counsel, and Holders shall pay all other Registration Expenses.


                                  ARTICLE V

         UNDERTAKINGS OF THE HOLDERS OF REGISTRABLE SECURITIES

  5.1 Suspension of Sales. If any Registrable Securities are included in a registration statement pursuant to the terms of this Agreement, the Holder thereof will not (until further notice delivered in accordance with Section 9.1 hereof) effect sales thereof after receipt of written notice from PRGX pursuant to
Article III(f) and delivered in accordance with Section 9.1 hereof of the occurrence of an event specified therein in order


CUSIP NO. 69357C107              SCHEDULE 13D                    Page 40 of 48


to permit PRGX to correct or update the registration statement or prospectus in accordance with Article III(f), provided that the obligations of PRGX with respect to maintaining any registration statement current and effective shall be extended by a period of days equal to the period said suspension is in effect.

  5.2 Compliance. If any Registrable Securities are being registered in any registration pursuant to this Agreement, the Holder thereof will comply with all anti-stabilization, manipulation and similar provisions of Section 10 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any rules promulgated thereunder by the SEC.

  5.3 Termination of Effectiveness. At the end of the period during which PRGX is obligated to keep a registration statement current and effective as described herein, each Holder of Registrable Securities included in the registration statement shall discontinue sales thereof pursuant to such registration statement, unless such Holder has received written notice from PRGX delivered in accordance with Section 9.1 hereof of its intention to continue the effectiveness of such registration statement with respect to any of such securities which remain unsold.

  5.4 Furnish Information. It shall be a condition precedent to the obligations of PRGX to take any action pursuant to this Agreement with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to PRGX such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall reasonably be required to effect the registration of such Holder's Registrable Securities or as shall otherwise reasonably be requested by PRGX, which request shall be delivered in accordance with Section 9.1 hereof; provided, however, that this shall not affect the rights of, or the obligations of PRGX under this Agreement to, any other Holder. Notwithstanding the foregoing, PRGX shall have no obligation with respect to any registration requested pursuant to Article I of this Agreement if, as a result of the application of the preceding sentence, the Registrable Securities of any Holder are excluded from any Demand Registration and the value of the Registrable Securities to be included in the registration is therefore reduced below
$5 million; provided, however, that in such event, the remaining
Holders requesting such Demand Registration shall be entitled to
(i) add additional securities so that the Registrable Securities to be included in the registration is raised to $5 million; or
(ii) withdraw such request and, if such request is withdrawn and the Holders pay all Registration Expenses in connection with such registration, such Demand Registration shall not count as one of the permitted Demand Registrations hereunder. PRGX shall only be required to pay the Registration Expenses of such withdrawn registration if the Holders inform PRGX that such registration shall count as its one Demand Registrations hereunder.


                                 ARTICLE VI

                           UNDERWRITTEN REGISTRATIONS

  If requested by the underwriters for any underwritten offering


CUSIP NO. 69357C107              SCHEDULE 13D                    Page 41 of 48

by the Holders pursuant to a registration requested under Article I hereof, PRGX shall enter into a customary underwriting agreement with the underwriters. Such underwriting agreement shall be reasonably satisfactory in form and substance to the Holders and shall contain such representations and warranties by, and such other agreements on the part of, PRGX and such other terms as are generally included in the underwriting agreements of nationally recognized underwriters, including, without limitation, indemnities and contribution agreements; provided however, that PRGX shall not be required to make any representations or warranties with respect to written information provided by a selling Holder for inclusion in the registration statement. Such underwriting agreement shall also contain such representations and warranties by the participating Holders as are generally included in agreements of that type, including, without limitation, indemnities and contribution agreements. Any provisions in any such underwriting agreement with respect to contribution and indemnity shall supersede and render null and void the indemnification and contribution provisions of this Agreement with respect to the securities contained in the underwriting.


                                ARTICLE VII

                     ASSIGNMENT OF REGISTRATION RIGHTS

  The rights of a Holder of Registrable Securities set forth in this Agreement (including a Holder who received the Registrable Securities by an assignment permitted pursuant to this Agreement), including the right to cause PRGX to register Registrable Securities and pay the Registration Expenses to the extent set forth in Article IV, may be assigned by such Holder, but only to the extent that Registrable Securities are concurrently transferred to the assignee, only to
(i) its successors-in-interest by merger, consolidation and similar transaction or (ii) an Affiliate of such Holder or its successor-in-interest which acquires Registrable Securities. For purposes of this Agreement, the term "Affiliate" means any person that, directly or indirectly, controls or is controlled by or is under common control with the Holder or its successor-in-interest, as applicable. For purposes of this definition, control of a person means the power, directly or indirectly, to direct or cause the direction of the management and policies of such person, whether by contract or otherwise and, in any event and without limiting the foregoing, any person owning fifty percent (50%) or more of the voting securities of another person shall be deemed to control that person. Notwithstanding the foregoing, in no event may less than 50% of all Registrable Securities be transferred at any time.


                              ARTICLE VIII

                            INDEMNIFICATION

  8.1 Indemnification by PRGX. PRGX shall indemnify and hold harmless, with respect to any registration statement filed by it, to the fullest extent permitted by law, each Holder of Registrable Securities covered by such registration statement, its officers, directors, employees, agents, affiliates and general or limited partners (and the directors, officers, employees, affiliates and agents thereof) and each other person, if any, who controls such Holder within the meaning of the


CUSIP NO. 69357C107              SCHEDULE 13D                    Page 42 of 48

Securities Act (collectively, the "Holder Indemnified Parties") against all losses, claims, damages, liabilities and expenses, joint or several (including reasonable fees of counsel and any amounts paid in settlement effected with PRGX's consent, which consent shall not be unreasonably delayed or withheld), to which any such Holder Indemnified Party may become subject under the Securities Act, the Exchange Act, any other federal law, any state or common law, any rule or regulation promulgated thereunder or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions or proceedings, whether commenced or threatened, in respect thereof) are caused solely by (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement in which such Registrable Securities were included as contemplated hereby or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading or (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary, final or summary prospectus, together with the documents incorporated by reference therein (as amended or supplemented if PRGX shall have filed with the SEC any amendment thereof or supplement thereto), or the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (iii) any violation by PRGX of the Securities Act, the Exchange Act, any other federal law, any state or common law, or any rule or regulation promulgated thereunder in connection with any such registration; and in each such case, PRGX shall reimburse each such Holder Indemnified Party for any reasonable legal or any other expenses incurred by any of them in connection with investigating or defending any such loss, claim, damage, liability, expense, action or proceeding, provided, however, that PRGX shall not be liable to any such Holder Indemnified
Party in any such case to the extent that any such loss, claim, damage, liability or expense (or action or proceeding, whether commenced or threatened, in respect thereof) arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement or amendment thereof or supplement thereto or in any such preliminary, final or summary prospectus in reliance upon written information furnished to PRGX by or on behalf of any such Holder Indemnified Party for use in the preparation thereof, and provided further, that PRGX shall not be liable to any such Holder Indemnified
Party with respect to any preliminary prospectus to the extent that any such loss, claim, damage, liability or expense of such Holder Indemnified Party results from the fact that such Holder Indemnified
Party sold Registrable Securities to a person to whom there was not sent or given, at or before the written confirmation of such sale, a copy of the prospectus (excluding documents incorporated by reference) or of the prospectus as then amended or supplemented (excluding documents incorporated by reference) if PRGX has previously furnished copies thereof to such Holder Indemnified Party in compliance with this Agreement and the loss, claim, damage, liability or expense of such Holder Indemnified Party results from an untrue statement or omission of a material fact contained in such preliminary prospectus which was corrected in the prospectus (or the prospectus as then amended or supplemented) and such corrected document provides a defense to the claim upon which such loss claim, damage, liability or expense was based. Such indemnity and reimbursement of


CUSIP NO. 69357C107              SCHEDULE 13D                    Page 43 of 48

expenses and obligations shall remain in full force and effect regardless of any investigation made by or on behalf of the Holder Indemnified Parties and shall survive the transfer of such securities by such Holder Indemnified Parties. In connection with an underwritten offering, PRGX shall indemnify such underwriters, their officers and directors and each person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Holders of Registrable Securities.

  8.2 Indemnification by Holders. Each Holder of Registrable Securities participating in any registration hereunder shall severally, and not jointly, indemnify and hold harmless, to the fullest extent permitted by law, PRGX, its directors, officers, employees, affiliates and agents, and each Person who controls PRGX (within the meaning of the Securities Act) (collectively, "PRGX Indemnified Parties") against all losses, claims, damages, liabilities and expenses, joint or several (including reasonable fees of counsel and any amounts paid in settlement effected with such Holder's consent, which consent shall not be unreasonably delayed or withheld) to which any PRGX Indemnified Parties may become subject under the Securities Act, the Exchange Act, any other federal law, any state or common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions or proceedings, whether commenced or threatened, in respect thereof) are caused by (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement in which such Holder's Registrable Securities were included or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading,
(ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary, final or summary prospectus, together with the documents incorporated by reference therein (as amended or supplemented if PRGX shall have filed with the Commission any amendment thereof or supplement thereto), or the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (in the cases described in clauses (i) and (ii) of this Section 8.2, such indemnification by such Holder of Registrable Securities shall apply only to the extent that such untrue statement or omission is contained in any information furnished in writing by such Holder for use in the preparation of the documents described in such clauses (i) and (ii)), (iii) any violation by such Holder of the Securities Act, the Exchange Act, any other federal law, any state or common law, or any rule or regulation promulgated thereunder applicable to such Holder and relating to action of or inaction by such Holder in connection with any such registration other than in connection with any such violation relating to an untrue statement or omission of a material fact relating to information provided by PRGX contained in a preliminary prospectus or prospectus hereunder and (iv) with respect to any preliminary prospectus delivered in a non-underwritten offering, the fact that such Holder sold Registrable Securities to a person to whom there was not sent or given, at or before the written confirmation of such sale, a copy of the prospectus (excluding the documents incorporated by reference) or of the prospectus as then amended or supplemented (excluding documents incorporated by reference) if PRGX has previously furnished copies


CUSIP NO. 69357C107              SCHEDULE 13D                    Page 44 of 48

thereof to such Holder in compliance with this Agreement and the loss, claim, damage, liability or expense of such PRGX Indemnified Party results from an untrue statement or omission of a material fact relating to information provided by such Holder contained in such preliminary prospectus which was corrected in the prospectus (or the prospectus as amended or supplemented) and such corrected document provides a defense to the claim upon which such loss claim, damage, liability or expense was based. Such indemnity obligation shall remain in full force and effect regardless of any investigation made by or on behalf of PRGX Indemnified Parties (except as provided above) and shall survive the transfer of such securities by such Holder.

  8.3 Conduct of Indemnification Proceedings. Promptly after receipt by an indemnified party under Section 8.1 or 8.2 above of written notice delivered in accordance with Section 9.1 hereof of the commencement of any action, suit, proceeding, investigation or threat thereof with respect to which a claim for indemnification may be made pursuant to this Section, such indemnified party shall, if a claim in respect thereto is to be made against an indemnifying party, give written notice delivered in accordance with Section 9.1 hereof to the indemnifying party of the threat or commencement thereof, provided, however, that the failure to so notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party except to the extent that the indemnifying party is actually prejudiced by such failure to give notice in accordance with Section 9.1 hereof. If any such claim or action referred to under Section 8.1 or 8.2 above is brought against any indemnified party and it then notifies the indemnifying party of the threat or commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it wishes, jointly with any other indemnifying party similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party.
After notice delivered in accordance with Section 9.1 hereof from the indemnifying party to such indemnified party of its election so to assume the defense of any such claim or action, the indemnifying party shall not be liable to such indemnified party under this Article VIII for any legal expenses of counsel or any other expenses (other than reasonable costs of investigation) subsequently incurred by such indemnified party in connection with the defense thereof, unless the indemnifying party has failed to assume the defense of such claim or action or to employ counsel reasonably satisfactory to such indemnified party. Notwithstanding the foregoing, the indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to differing interests between such indemnified party and any other party represented by such counsel in such action.
The indemnifying party shall not be required to indemnify the indemnified party with respect to any amounts paid in settlement of any action, proceeding or investigation entered into without the written consent of the indemnifying party. No indemnifying party shall consent to the entry of any judgment or enter into any settlement without the consent of the indemnified party unless (i) such judgment or settlement does not impose any obligation or liability upon the indemnified party other than the execution, delivery or approval thereof, and (ii) such judgment or settlement includes as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a full release and discharge from all liability in respect of such claim and a full release of all persons that may be entitled to or obligated to provide indemnification or contribution under this Article.



CUSIP NO. 69357C107              SCHEDULE 13D                    Page 45 of 48

  The obligations of PRGX and the Holders of Registrable Securities under this Article VIII shall survive the completion of any offering of Registrable Securities in a registration statement under this Agreement and the termination of this Agreement.

  8.4  Contribution.  If the indemnification provided for in this
Article VIII is unavailable to or insufficient to hold harmless an indemnified party under Section 8.1 or 8.2, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages, liabilities or expenses
(or actions or proceedings in respect thereof) referred to in Section 8.1 or 8.2 in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party on the other in connection with the statements, omissions, actions or inactions which resulted in such losses, claims, damages, liabilities or expenses.
The relative fault of the indemnifying party and the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or the indemnified party, any action or inaction by any such party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission, action or inaction. The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or expenses (or actions or proceedings in respect thereof) pursuant to this Section 8.4 shall be deemed to include any reasonable legal or other expenses incurred by such indemnified party in connection with investigating or defending any such action or claim (which shall be limited as provided in Section 8.3 if the indemnifying party has assumed the defense of any such action in accordance with the provisions thereof) which is the subject of this Section 8.4. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Promptly after receipt by an indemnified party under this Section 8.4 of written notice delivered in accordance with Section 9.1 hereof of the commencement of any action, suit, proceeding, investigation or threat thereof with respect to which a claim for contribution may be made against an indemnifying party under this Section 8.4, such indemnified party shall, if a claim for contribution in respect thereto is to be made against an indemnifying party, give written notice in accordance with Section 9.1 hereof to the indemnifying party of the commencement thereof (if the notice specified in Section 8.3 has not been given with respect to such action), provided, however, that the failure to so notify the indemnifying party shall not relieve it from any obligation to provide contribution which it may have to any indemnified party under this
Section 8.4, except to the extent that the indemnifying party is actually prejudiced by the failure to give notice in accordance with Section 9.1 hereof. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 8.4 were determined by pro rata allocation or by any other method of allocation which does not take account of equitable considerations referred to in this Section 8.4.

  The provisions of this Section 8.4 shall be in addition to any other rights to indemnification or contribution which any indemnified party may have pursuant to law or contract, shall remain in full force and effect regardless of any investigation made by or on behalf of any indemnified party, and shall survive the transfer of securities by


CUSIP NO. 69357C107              SCHEDULE 13D                    Page 46 of 48


any such party; provided that any indemnification of similar scope entered into pursuant to an underwriting agreement in connection with an offering contemplated herein shall supersede this Article VIII.

  8.5 Indemnification and Contribution of Underwriters. In connection with any underwritten offering contemplated by this Agreement which includes Registrable Securities, PRGX and all sellers of Registrable Securities included in any registration statement shall agree to customary provisions for indemnification and contribution (consistent with the other provisions of this Article VIII) in respect of losses, claims, damages, liabilities and expenses of the underwriters of such offering.

                              ARTICLE IX

                            MISCELLANEOUS

   9.1 Notices. All notices, requests and other communications hereunder shall be in writing and will be deemed to have been duly given and received by any party hereto and any permitted assignees thereof (i) when personally delivered to the appropriate Notice
Person (as defined below), (ii) when sent by telefax to the appropriate Notice Person at the number listed below for such Notice Person, (iii) two (2) business days after the day on which the same has been delivered prepaid to an international courier service for delivery to the appropriate Notice Person, or (iv) five (5) business days after the deposit in the United States mail, registered or certified, return receipt requested, postage prepaid, for delivery to the appropriate

Notice Person, in each case addressed to the following addresses:

   (i)       if to PRGX:      PRG-Schultz International, Inc.
                              2300 Windy Ridge Parkway
                              Suite 100 North Tower
                              Atlanta, Georgia 30339-8426

                    Attn:     Clinton D. McKellar, Esq.
                              General Counsel
                  Telephone:  (770) 779-3900
                  Facsimile:  (770) 779-3034

        copy to:              Arnall Golden Gregory LLP
                              2800 One Atlantic Center
                              1201 West Peachtree Street
                              Atlanta, Georgia  30309
                       Attn:  Jonathan Golden, Esq.
                  Telephone:  (404) 873-8705
                  Facsimile:  (404) 873-8701

   (ii)   If to the Holder(s):  Blum Strategic Partners II, L.P.
                                909 Montgomery Street
                                Suite 400
                                San Francisco, California  94133
                         Attn:  Murray Indick
                    Telephone:  (415)-434-1111
                    Facsimile:  (415)-434-3130


CUSIP NO. 69357C107              SCHEDULE 13D                    Page 47 of 48

PRGX or any Holder (collectively, the "Notice Persons") from time to time may change its or his or her address, telefax number or other information for the purpose of notices to the specified parties by giving notice specifying such change to the other Notice Persons.

  9.2  Assignment.  Subject to and without limiting the provisions of
Article VIII hereof, neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other parties hereto and any attempt to do so will be void. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of, and is enforceable by the parties hereto and their respective successors and permitted assigns.

  9.3 Waiver. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

  9.4 Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.

  9.5 Remedies. Each party hereto will be entitled to enforce any right granted to such party by any provision of this Agreement specifically to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or other security) for specific performance and for other injunctive relief in order to enforce or prevent violation of the provisions of this Agreement.

  9.6 Entire Agreement. This Agreement supersedes all prior discussions and agreements among the parties hereto with respect to the subject matter hereof and contains the sole and entire agreement among the parties hereto with respect to the subject matter hereof.

  9.7 Captions. The captions used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

  9.8 Exhibits and Schedules. All exhibits and schedules, if any, referred to in this Agreement, all attachments to such exhibits or schedules, and any other attachment to this Agreement are hereby incorporated by reference into this Agreement and hereby are made a part of this Agreement as if set out in full herein.

  9.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Georgia applicable to a contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof.



CUSIP NO. 69357C107              SCHEDULE 13D                    Page 48 of 48

  9.10 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

  9.11 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

  9.12 No Third Party Beneficiary. This Agreement shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns.


  IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.


                             PRG-SCHULTZ INTERNATIONAL, INC.,
                                a Georgia corporation


                              By:   /s/ John M. Cook
                              Name:  John M. Cook
                              Title: President and Chief Executive Officer


                              BLUM STRATEGIC PARTNERS II, L.P.,
                                a Delaware limited partnership
                              By:  BLUM STRATEGIC GP II, L.L.C.,
                                a Delaware limited liability company

                                     By:   /s/ John C. Walker
                                     Name:  John C. Walker
                                     Title:  Managing Member